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                             August 16, 2023

       Sam Teo
       Chief Executive Officer
       TREASURE GLOBAL INC
       276 5th Avenue, Suite 704 #739
       New York, New York 10001

                                                        Re: TREASURE GLOBAL INC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
10, 2023
                                                            CIK No. 0001905956

       Dear Sam Teo:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Jeffrey Wofford